FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 17, 2002

Commission File No. 0-26498

NUR MACROPRINTERS LTD.
(Exact Name of Registrant as specified in its Charter)

Not Applicable
(Translation of Registrant's Name into English)

12 Abba Hilel, Silver Street
Lod
71111 Israel
(Address and principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

        Attached hereto and incorporated by reference herein is a press release of the registrant dated May 17, 2002.

NUR MACROPRINTERS LTD. ANNOUNCES OFFER TO EXCHANGE CERTAIN
OUTSTANDING STOCK OPTIONS

LOD, Israel; May 21, 2002 — NUR Macroprinters Ltd. (NASDAQ: NURM), a world leading manufacturer of wide-format and superwide digital printing systems and consumables for the out-of-home advertising market, announced today that it filed a Schedule TO (“Tender Offer”) on Friday, May 17, 2002, with the Securities and Exchange Commission pursuant to which NUR commenced an offer providing option holders the right to cancel and exchange certain stock options granted to them under the Company’s 2000 Stock Option Plan, 1997 Stock Option Plan and 1995 Stock Option/Stock Purchase Plan. The exchange offer will expire on June 15, 2002, unless otherwise extended, and NUR expects that substantially all eligible option holders will exchange their current options.

The new options will be granted six months and one day from the date the old options are cancelled. The exercise price of the new options will be the market price on the date of grant. In order to receive the new options, option holders must continue to have a service relationship with the Company or any of its subsidiaries until the new grant date. Options for an aggregate of 2,027,166 ordinary shares are eligible for tender in the exchange offer.

ABOUT NUR MACROPRINTERS LTD.

NUR Macroprinters (NASDAQ: NURM) is a global market leader in wide and super wide digital printing solutions for the out-of-home advertising market. From its photorealistic printers to its high throughput production presses, NUR’s comprehensive line of digital printers and consumables address the complete range of wide and super wide format digital printing requirements. NUR’s fully digital printing solutions help customers worldwide deliver the high quality and fast turnaround they need to meet their customers’ wide ranging printing requirements. NUR Macroprinters Ltd. can be found on the Internet at www.nur.com.

SAFE HARBOR:

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the private securities litigation reform act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of NUR Macroprinters Ltd. to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for NUR Macroprinters Ltd’s products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to NUR Macroprinters Ltd.‘s reports filed from time to time with the Securities and Exchange Commission. This press release is available at www.nur.com and www.portfoliopr.com/

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                 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR MACROPRINTERS LTD

Date: May 23, 2002	By: /s/ EREZ SHACHAR Erez Shachar Chief Executive Officer